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www.dechert.com

CRAIG L. GODSHALL

craig.godshall@dechert.com

+1  215  994  2491  Direct

+1  215  655  2491  Fax

May 13, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:	Shermen WSC Acquisition Corp.
Preliminary Proxy Statement on Form 14A
Filed on May 11, 2009
File No. 0-52642

Dear Mr. Reynolds:

Reference is made to the Preliminary Proxy Statement (the “Proxy Statement”) of Shermen WSC Acquisition Corp. (the “Company”), originally filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009, April 13, 2009, May 4, 2009 and May 11, 2009.  On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated May 12, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

1.                                      We note your response to prior comment two.  Please state whether the “open market” purchases were conducted in reliance on Rule 10b-18 and, if so, please provide a legal analysis as to the applicability of Rule 10b-18 to such purchases, including the applicability of Rule 10b-18(a)(13)(iv).

Response:

The open market purchases by Trustcorp (Jersey) Limited as trustee of ED&F Man 2009 Employee Trust (the “Trustee”) of shares of common stock of the Company were not conducted in reliance on Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 10b-18 provides an issuer and its affiliated purchasers with a safe harbor from liability for manipulation under Section 9(a)(2) of the Exchange Act and Rule 10b-5 under the Exchange Act.  Given that the Trustee did not act in concert with the Company when making the purchases of shares of common stock of the Company and such purchases were not controlled by the Company, we do not believe that the Trustee should be considered an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3).  The Company has confirmed to us that while it was aware that the Trustee intended to make these purchases, it was not involved in the timing, volume, pricing or execution of these purchases.

Even if the Trustee were considered an “affiliated purchaser,” we note that Section 9(a)(2) of Exchange Act does not apply to transactions in shares of the Company’s common stock, because such shares are not listed on a national securities exchange.  In addition, neither the Company, to the extent the Trustee is deemed to be acting in concert with it, nor the Trustee, to the extent it is deemed to be acting in concert with the Company, is availing itself of the Rule 10b-18 safe harbor with respect to Rule 10b-5.  All of the purchases were conducted as described in the response to comment 2.  We note that Rule 10b-18 is not the exclusive means of making non-manipulative issuer repurchases.  Pursuant to Rule 10b-18(d), there is no presumption that purchases outside of the safe harbor violate Sections 9(a)(2) or 10(b) of the Exchange Act.

2.                                      Please advise how specifically the parties conducted the transaction in the open market.

Response:

Lazard Capital Markets acted as an agent for Trustcorp (Jersey) Limited as trustee of ED&F Man 2009 Employee Trust to execute various open market transactions to purchase shares of the Company for a total value of $30.0 million.  Between April 28, 2009 and May 4, 2009, Lazard Capital Markets executed six open market trades to purchase a total of 5,016,300 shares of common stock for a total value of $29,999,915.29. The trades were executed at prevailing market prices ranging from $5.97 to $5.99.  A schedule of purchases was attached to the Company’s response letter to the Staff dated May 11, 2009.

3.                                      Also with respect to prior comment two, please tell us what level of employees were eligible to, and elected to, participate in the exchange.

Response:

Approximately 370 ED&F Man Holdings Limited (“ED&F Man”) shareholders, who are also employees of ED&F Man, were eligible to participate in the exchange (the “Eligible Participants”).  All of the Eligible Participants were more senior members of the ED&F Man staff, and the majority of the Eligible Participants were ED&F Man’s executives or held senior or middle management roles with ED&F Man.  These 370 Eligible Participants constituted approximately 7.5% of a total of approximately 5,000 ED&F Man employees worldwide (as of October 31, 2008, ED&F Man had 4,946 employees).  All of the Eligible Participants were either “accredited investors” or, the Company and ED&F Man believe, had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company’s shares because of such Eligible Participants’ prior investment in the securities of ED&F Man.  Of the 370 Eligible Participants, only 47 elected to participate in the exchange.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Craig L. Godshall

Craig L. Godshall
Partner

CLG

cc:	Alexander M. Dye
Kirk D. Lipsey
Vladimir Nicenko
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019